Exhibit 99.2


                                                           For Immediate Release




Company Contacts:
  Lee Blachowicz/Chief Executive Officer

Agency Contact:
  Berkman Associates  (310) 277-5162


                                                        47823 Westinghouse Drive
                                                          Fremont, CA  94539 USA
                                                             Tel: (510) 657-7552
                                                             Fax: (510) 490-5891






                   SSE TELECOM, INC. ELECTS FRANK S. TRUMBOWER
                              CHAIRMAN OF THE BOARD


FREMONT, CALIFORNIA - May 6, 1999 - SSE TELECOM, INC. (NASDAQ: SSET) announced today that its Board of Directors has elected Frank S. Trumbower to its Board as Chairman. Daniel E. Moore, a Board member since 1989, resigned as chairman on April 12, 1999 and remains a Board member. The Company also announced that Erik
H. van der Kaay has resigned from its Board so that he can devote more effort to his position as President and CEO of Datum, Inc.
         Commenting on the changes, Lee Blachowicz, CEO and President of SSET said: "I am delighted to welcome Frank Trumbower back to the SSET Board. His experience in developing technology businesses and his commitment to the Company are exactly what we need as we reposition ourselves in the Internet era of telecommunications. His perspective as our largest individual shareholder will be valuable to the Board and management as well.
         I wish to thank Dan Moore for his able assistance in the management transition of the last year, and Erik van der Kaay for his many years of service to the Company. We wish them every success in their new endeavors."
         Mr. Trumbower said: "I look forward to working with SSET's new management team. We agree our immediate task is to reposition the company with new products and services that create value for our worldwide customers as they roll out modern telecommunications infrastructure."
         Frank S. Trumbower, 61, served as President, Chief Executive Officer of SSE Telecom from 1990 to 1994 and served as a Director from 1989 to 1994. He also served as President and Chief Executive Officer of DirectSat Corporation, a Direct Broadcast Satellite (DBS) licensee partly owned by SSE Telecom (now part of EchoStar Communications Corp.), from 1990 to 1994. Mr. Trumbower subsequently served as a Director of SSE Telecom from 1995 to 1997. Mr. Trumbower is currently the President of Cambridge Technology Partners, Inc., a private venture capital firm specializing in telecommunications and related computer technology. Mr. Trumbower did undergraduate studies at the University of San Francisco and, as a Marshall Scholar, did graduate work in microeconomics at the London School of Economics.
         Headquartered in Fremont, California, SSE Telecom, Inc. ( is a leading satellite earth station product provider. To date, more than 40,000 of SSE's transceivers or modems have been installed in satellite earth stations in more than 110 countries worldwide.

The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements with respect to events, the occurrence of which involve risks and uncertainties, including, without limitation, demand and competition for the Company's products, and other risks or uncertainties detailed in the Company's Securities and Exchange Commission filings.


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